UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 1)

TURNING POINT THERAPEUTICS, INC.
(Name of Subject Company)

Turning Point Therapeutics, Inc.
(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

90041T108
(CUSIP Number of Class of Securities)

Athena Countouriotis, M.D.
President and Chief Executive Officer
Turning Point Therapeutics, Inc.
10628 Science Center Drive, Ste. 200
San Diego, California 92121
(858) 926-5251

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden
Rowook Park
Charles J. Bair
Cooley LLP
4401 Eastgate Mall
San Diego, CA 92121
(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as further amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Turning Point Therapeutics, Inc., a Delaware corporation (the “Company” or “Turning Point”), with the Securities and Exchange Commission on June 17, 2022, relating to the tender offer on Schedule TO filed with the Securities and Exchange Commission on June 17, 2022 by Bristol-Myers Squibb Company, a Delaware corporation (“Bristol-Myers Squibb”) and Rhumba Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Bristol-Myers Squibb (“Purchaser”), pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of June 2, 2022 (the “Merger Agreement”), by and among the Company, Bristol-Myers Squibb and Purchaser to acquire all of the outstanding shares of common stock of Turning Point, $0.0001 par value per share (the “Shares”) at an offer price of $76.00 per Share in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2022  (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. This Amendment No. 1 is being filed to reflect certain updates as set forth below.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

 Item 3 “Past Contacts, Transactions, Negotiations and Agreements” of the Schedule 14D-9 is hereby amended and supplemented as follows:

 1.     By deleting footnote (1) to the table in the section entitled “Outstanding Shares Held by Directors and Executive Officers” on page 4 and replacing it with the following:

 “(1) Includes 2,253,660 shares of common stock held by GSK Equity Investments, Limited (“GSK”) and/or its affiliated funds.”

Item 8.	Additional Information.

 Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

 1.     By deleting the sentence under the section entitled “Legal Proceedings” on page 37 and replacing it with the following paragraphs:

 “As of July 1, 2022, four complaints were filed in federal court by purported stockholders of Turning Point regarding the merger. The first complaint was filed on June 24, 2022 in the United States District Court for the Southern District of New York and is captioned O’Dell v. Turning Point Therapeutics, Inc., et al., Case No. 1:22-cv-05352. The second and third complaints were filed on June 27, 2022 in the United States District Court for the Southern District of New York and are captioned Hopkins v. Turning Point Therapeutics, Inc., et al., Case No. 1:22-cv-05433 and Whitfield v. Turning Point Therapeutics, Inc., et al., Case No. 1:22-cv-05439. The fourth complaint was filed on June 29, 2022 in the United States District Court for the District of Delaware and is captioned Kent v. Turning Point Therapeutics, Inc. et al., Case No. 1:22-cv-00879. The aforementioned four complaints are collectively referred to as the “Complaints.” The Complaints name as defendants Turning Point and each member of the Board (collectively, the “Turning Point Defendants”). The Complaints allege violations of Section 14(d) and Section 14(e) of the Exchange Act, as well as Rule 14a-9 and Rule 14d-9 promulgated thereunder, against all Turning Point Defendants and assert violations of Section 20(a) of the Exchange Act against the members of the Board. The Complaints collectively seek, among other relief, (i) injunctive relief preventing the consummation of the Transactions; (ii) rescission and/or rescissory damages in the event the Transactions are consummated; (iii) an award of plaintiffs’ expenses and attorneys’ fees; and (iv) disclosure of certain information requested by the plaintiffs. Each of the Turning Point Defendants intend to vigorously defend these actions.

As of July 1, 2022, Turning Point had also received three stockholder demand letters, which generally seek that certain allegedly omitted information in the Schedule 14D-9 be disclosed.

Additional lawsuits or demand letters may be filed against or received by Turning Point, the Board, Bristol-Myers Squibb and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9. If additional similar complaints are filed or demand letters received, absent new or different allegations that are material, the Company, Purchaser or Bristol-Myers Squibb will not necessarily announce such additional filings.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TURNING POINT THERAPEUTICS, INC.

	By:	/s/ Athena Countouriotis
	Name:	Athena Countouriotis
	Title:	President and Chief Executive Officer

Dated: July 1, 2022